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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 29 2016 Washington DC 404

SEC FILE NUMBER
8-35199

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/15** (MM/DD/YY) AND ENDING **12/31/15** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Bessemer Investor Services, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 Fifth Avenue
(No. and Street)

New York	**New York**	**10111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Yaworsky **(732) 694-5430**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

30 Rockefeller Plaza	**New York**	**New York**	**10112**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

We, George Wilcox and George Yaworsky, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Bessemer Investment Services, Inc. (the "Company") as of and for the year ended December 31, 2015, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

[signature] 2/26/16

George Wilcox — Date
President

[signature] 2/26/16

George Yaworsky — Date
Treasurer



TRACI M. DAY
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 3/15/2018

[signature] 2/26/16

Sworn to and subscribed
before me this
26 day of February, 2016

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Bessemer Investor Services, Inc.:

We have audited the accompanying statement of financial condition of Bessemer Investor Services, Inc. (the "Company"), a wholly-owned subsidiary of Bessemer Trust Company, N.A., as of December 31, 2015, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Bessemer Investor Services, Inc. as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.



February 26, 2016

BESSEMER INVESTOR SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS:		
Cash	$	1,434,334
Other assets		15,574
TOTAL ASSETS	$	1,449,908
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES:		
Accrued expenses and other liabilities	$	88,336
Taxes payable		5,103
TOTAL		93,439
SHAREHOLDER'S EQUITY:		
Common stock (authorized - 100,000 shares of $1.00 par value, issued and outstanding - 10,000 shares)		10,000
Additional paid-in capital		240,000
Retained earnings		1,106,469
TOTAL		1,356,469
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	1,449,908

See notes to Statement of Financial Condition.

1. NATURE OF OPERATIONS

Bessemer Investor Services, Inc. (the "Company"), a wholly-owned subsidiary of Bessemer Trust Company, N.A. (the "Parent") (a subsidiary of The Bessemer Group, Inc. ("BGI")), is a registered broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA"). The Company focuses its ongoing efforts on acting as placement agent for private investment funds managed by the Parent, or any affiliates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Statement of Financial Condition and the reported amounts could differ from those estimates.

Cash—Cash includes interest-bearing deposits with banks and other non-interest bearing deposits with an affiliate bank.

Revenue Recognition—Placement fees are earned by the Company for placing capital of clients of the Parent or its affiliates into funds as further described in the Related Party Transactions Note. Placement fees are recorded ratably over the year as earned.

Income Taxes—BGI has elected to treat the Company as a Qualified Subchapter S subsidiary for Federal income tax purposes. Accordingly, the Company does not incur Federal income tax obligations and the accompanying financial statement does not include a provision for Federal income tax. The Company is a party to consolidated filings of Federal, New York State and New York City income tax returns with BGI and, by agreement, the Company's tax liability to BGI is determined based on the ratio of the Company's book income adjusted for permanent differences to the total income adjusted for permanent differences of the consolidated group. Other state and local taxes are paid by the Company directly. A provision for deferred income taxes is made for items reported in the financial statement that occur in a different year than for tax return purposes.

The Company recognizes tax positions in the financial statement only when it is more likely than not that the position will be sustained upon examination by relevant taxing authorities based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement. An asset or a liability is established for differences between positions taken in a tax return and the related amounts recognized in the financial statement.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits within the Provision for Income Taxes. Accrued interest and penalties would be included within Taxes Payable in the Statement of Financial Condition.

3. RELATED PARTY TRANSACTIONS

Cash includes cash held with an affiliate bank in the amount of $67,068 as of December 31, 2015.

The Company and the Parent have entered into a Private Placement Agreement (the "Agreement"), as amended, whereby the Parent will pay an ongoing annual placement fee to the Company for acting as placement agent in connection with the placement of limited liability company interests in several hedge funds of funds and certain other private investment companies organized and advised by the Parent. The Agreement may be terminated by either party upon fifteen days written notice to the counterparty.

The Company is charged compensation and benefits by the Parent. These charges are allocated based on approximate time spent by executive management relative to the operation of the Company. As of December 31, 2015, the Company has a receivable related to the final adjustments of such costs of $7,000, which is included in Other assets in the Statement of Financial Condition.

The Company is also charged an allocation of shared services with BGI and its subsidiary companies. Such services include the personnel and other overhead costs for legal and compliance, finance and accounting, computer and other services. Certain accrued overhead costs of $5,561 due to BGI and the Parent are included in Accrued expenses and other liabilities as of December 31, 2015.

As described in Note 2, the Company files consolidated Federal, New York State and New York City income tax returns with BGI.

4. INCOME TAXES

As discussed in Note 2, the Company's tax status is a qualified Subchapter S subsidiary for Federal reporting purposes. Accordingly, the Company incurs taxes at the state and local level only, primarily in New York State and New York City.

As of and during the year ended December 31, 2015, the Company did not have any liabilities, interest or penalties related to uncertain tax positions. As of December 31, 2015, the Company's tax years for 2012, 2013, 2014 and 2015 are subject to examination by tax authorities. Certain state returns may remain open for an additional year depending on the jurisdiction.

Included within Taxes payable, the Company has recorded current taxes of $5,103 related to state and local taxes. No deferred tax asset or liability is outstanding at December 31, 2015.

5. NET CAPITAL REQUIREMENT

The Company is subject to the Net Capital Requirements of Rule 15c3-1 under the Securities and Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (the "Net Capital Ratio"), both as defined by the Rule, shall not exceed 15 to 1. The Rule also requires that equity capital not be withdrawn or cash dividends paid if the resulting Net Capital Ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $1,340,895, which was $1,334,666 in excess

of its required minimum net capital of $6,229. The Company's ratio of aggregate indebtedness to net capital was 0.07 to 1.

6. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may be subject to litigation. As of December 31, 2015, there were no pending legal actions against the Company.

7. SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events on the Company through the date of issuance and has determined that there were no subsequent events requiring recognition or disclosure in the Statement of Financial Condition.

* * * * * *

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Bessemer Investor Services, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Bessemer Investor Services, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



February 26, 2016

BESSEMER INVESTOR SERVICES, INC.

Management's Exemption Report

To the Parent of
Bessemer Investor Services, Inc.

As required by Rule 17a-5(d)(1) and (4) of the Securities and Exchange Commission ("SEC"), Bessemer Investor Services, Inc. (the "Company") hereby states it claims exemption from Rule 15c3-3 under the exemptive provisions of Rule 15c3-3(k)(2)(i). The Company met this exemption provision from January 1, 2015 through December 31, 2015, without exception.

We, George Wilcox and George Yaworsky, affirm that, to the best of our knowledge and belief, this Exemption Report pertaining to Bessemer Investor Services, Inc. as of and for the year ended December 31, 2015, is true and correct.



George Wilcox — Date
President



George Yaworsky — Date
Treasurer



SEC
Mail Processing
Section
FEB 29 2016
Washington DC
404

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Bessemer Investor Services, Inc.
630 Fifth Avenue
New York, NY 10111

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by Bessemer Investor Services, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2015, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 26, 2016

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

035199 FINRA DEC
BESSEMER INVESTOR SERVICES INC
GEORGE YAWORSKY
100 WOODBRIDGE CENTER DR
WOODBRIDGE NJ 07095-1162

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

George Yaworsky 732-694-5430

2. A. General Assessment (item 2e from page 2) $ 3,756
   B. Less payment made with SIPC-6 filed (exclude interest) (1,878)
      7/29/15
      Date Paid
   C. Less prior overpayment applied (0)
   D. Assessment balance due or (overpayment) 1,878
   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum 0
   F. Total assessment balance and interest due (or overpayment carried forward) $ 1,878
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 1,878
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Bessemer Investor Services, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Treasurer
(Title)

Dated the 4 day of February , 2016 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked _____ Received _____ Reviewed _____

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,502,312
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 1,502,312
2e. General Assessment @ .0025	$ 3,756 (to page 1, line 2.A.)

BESSEMER INVESTOR SERVICES, INC.
(S.E.C. I.D. No. 8-35199)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed in accordance with Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.